SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 16, 2007	By	/s/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	2006 Annual Report
1.2	2007 Annual General Meeting Proxy Statement
1.3	2007 Letter to Our Shareholders

Exhibit 1.1

Our annual report on Form 20-F for the year ended December 31, 2006, filed on June 8, 2007 with the U.S. Securities and Exchange Commission, to the extent the information in that report has not been updated or superseded, is hereby incorporated by reference.

Exhibit 1.2

ChipMOS TECHNOLOGIES (Bermuda) LTD.

11F., No. 3, Lane 91

Dongmei Road

Hsinchu, Taiwan

Republic of China

July 16, 2007

Dear Shareholder:

You are cordially invited to attend the 2007 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. We will hold the meeting on August 31, 2007 at 2:00 p.m., Taipei time, at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. We hope that you will be able to attend.

Enclosed you will find a notice setting forth the business expected to come before the Annual General Meeting, our Proxy Statement, a form of proxy card and a copy of our 2006 Annual Report. At this year’s Annual General Meeting, the agenda includes proposals relating to the election of directors and reappointment of our independent auditors to hold that office until the next annual general meeting.

Our Board of Directors recommends that you vote FOR each of these proposals.

Your vote is very important to us. Whether or not you plan to attend the Annual General Meeting in person, your shares should be represented and voted. After reading the enclosed Proxy Statement, please complete, sign, date and promptly return the proxy card in the self-addressed envelope that we have included for your convenience. You may choose to send in a proxy via the internet in lieu of mailing in your proxy card by following the procedures provided on your proxy card. Submitting the proxy either by mail or via the internet before the Annual General Meeting will not preclude you from voting in person at the Annual General Meeting should you decide to attend.

Sincerely,

Yu-Chiao Su

Secretary

Hsinchu, Taiwan

ChipMOS TECHNOLOGIES (Bermuda) LTD.

11F., No. 3, Lane 91

Dongmei Road

Hsinchu, Taiwan

Republic of China

Notice of 2007 Annual General Meeting of Shareholders

July 16, 2007

The 2007 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”) will be held at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, on August 31, 2007, at 2:00 p.m., Taipei time, for the following purposes:

1.	To receive the financial statements for the fiscal year ended December 31, 2006 and the auditors’ report thereon;

2.	To elect to our Board of Directors for three-year terms Pierre Laflamme, Chao-Jung Tsai and Takaki Yamada as directors;

3.	To reappoint our independent auditors to hold office until the next annual general meeting; and

4.	To transact such other business as may properly come before the Annual General Meeting.

Additional information regarding the matters to be acted on at the Annual General Meeting can be found in the accompanying Proxy Statement. All holders of record of the Company’s Common Shares, par value $0.01 per share (the “Common Shares”) on June 29, 2007 will be entitled to attend and vote at the Annual General Meeting. This notice of 2007 Annual General Meeting of Shareholders, the Proxy Statement, a form of proxy card and a copy of the Company’s 2006 Annual Report have been sent on or about July 16, 2007 to all holders of record of the Common Shares at the close of business on June 29, 2007, New York time. This notice of 2007 Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2006 Annual Report are also available through our website at http://www.chipmos.com.tw.

By Order of the Board of Directors,

Yu-Chiao Su
Secretary
Hsinchu, Taiwan

PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE SO

IT IS RECEIVED NO LATER THAN AUGUST 29, 2007, 11:59 P.M., NEW YORK TIME (AUGUST 30, 2007, 11:59

A.M., TAIPEI TIME). ALTERNATIVELY, PLEASE SUBMIT YOUR PROXY VIA THE INTERNET AS PROVIDED

ON THE PROXY CARD NO LATER THAN AUGUST 29, 2007, 11:59 P.M., NEW YORK TIME (AUGUST 30, 2007,

11:59 A.M., TAIPEI TIME).

ChipMOS TECHNOLOGIES (Bermuda) LTD.

11F., No. 3, Lane 91

Dongmei Road

Hsinchu, Taiwan

Republic of China

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

August 31, 2007

INTRODUCTION

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of ChipMOS TECHNOLOGIES (Bermuda) LTD., a company incorporated under the laws of Bermuda (the “Company”), to be used at our 2007 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, on August 31, 2007, at 2:00 p.m., Taipei time, and at any adjournments or postponements of the Annual General Meeting. The approximate date on which this Proxy Statement and the accompanying form of proxy card are first being sent to shareholders is July 16, 2007.

The Board of Directors has established June 29, 2007 (the “Record Date”) as the date used to determine those record holders and beneficial owners of the Company’s Common Shares, par value $0.01 per share (the “Common Shares”) to whom the notice of 2007 Annual General Meeting will be sent. On the Record Date, there were 82,943,613 Common Shares outstanding.

If you properly cast your vote by executing and returning the enclosed proxy card or following the appropriate procedures for submitting your proxy via the internet and your proxy is not subsequently revoked, your vote will be voted in accordance with your instructions. If you execute and return the enclosed proxy card, or submit your proxy via the internet, but do not give instructions as to how to vote, your proxy will be voted FOR each proposal described in this Proxy Statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual General Meeting.

A shareholder executing a proxy may revoke it before it is exercised by giving written notice revoking the proxy to our Secretary, by subsequently filing another proxy bearing a later date or by attending the Annual General Meeting and voting in person. A vote cast in accordance with the instructions of a proxy shall be valid notwithstanding (i) the death or unsoundness of mind, subsequent to the execution of the proxy but prior to the Annual General Meeting, of the shareholder who executes the proxy, or (ii) revocation of the proxy, if no written instrument setting forth such death, insanity or revocation shall have been received by the Company at its office as specified in the Notice of 2007 Annual General Meeting of Shareholders no later than one hour prior to the commencement of the Annual General Meeting or any adjournments or postponements of the Annual General Meeting. Attending the Annual General Meeting without further action will not automatically revoke your proxy.

Quorum and Voting Requirements

Two shareholders present in person or by proxy and holding Common Shares representing in the aggregate no less than 50% of the voting rights of all shareholders that have the right to vote at the Annual General Meeting and are entitled to vote, will constitute a quorum for the transaction of business at the Annual General Meeting.

The affirmative vote of the holders of a majority of the outstanding Common Shares present in person or by proxy and entitled to vote at the Annual General Meeting is required to approve all proposals.

In accordance with Bermuda law, a shareholder who abstains from voting on any or all proposals will be included in the number of shareholders present at the meeting for the purpose of determining the presence of a quorum.

Abstentions and broker non-votes (i.e. Common Shares held by a bank, broker or nominee which are represented at the meeting but with respect to which the bank, broker or nominee is not empowered to vote on a particular proposal) will not be counted either in favor of or against the proposals.

Mellon Investor Services LLC will tabulate votes cast by proxy either by mail or via the internet for the Annual General Meeting and a representative of Mellon Investor Services LLC will tabulate votes cast in person at the Annual General Meeting.

Expenses of Solicitation

We will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Annual General Meeting. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers or employees of the Company or its affiliates telephonically, electronically or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. We will reimburse brokers and other nominees for costs incurred by them in mailing proxy materials to beneficial holders in accordance with applicable rules.

Annual Report

A copy of our 2006 Annual Report is enclosed. You may also obtain a copy without charge by writing to: ChipMOS TECHNOLOGIES (Bermuda) LTD., 11F., No. 3, Lane 91, Dongmei Road, Hsinchu, Taiwan, Republic of China, Attn: Investor Relations. Our 2006 Annual Report is also available through our website at http://www.chipmos.com.tw. Our Annual Report does not constitute proxy soliciting material.

Proposal No. 1. Election of Directors

Introduction

Our Board of Directors is divided into three classes. At each annual general meeting of shareholders, a class of directors is elected for a term expiring at the annual general meeting of shareholders in the third year following the year of its election. Each director will hold office until his or her successor has been duly elected and qualified, or the director’s earlier resignation or removal.

The Board of Directors proposes the election as directors of each of the three persons named below under “Nominees for Election to the Board of Directors for a Three-Year Term Expiring in 2010” to hold office for a term ending at the annual general meeting of shareholders to be held in 2010. While the Board of Directors does not anticipate that any of the nominees will be unable to stand for election as a director at the Annual General Meeting, if that is the case, proxies will be voted in favor of such other person or persons designated by the Board of Directors.

Nominees for Election to the Board of Directors for a Three-Year Term Expiring in 2010

Messrs. Pierre Laflamme, Chao-Jung Tsai and Takaki Yamada are currently members of the Board of Directors. Set forth below is information regarding the nominees, which was furnished by them for inclusion in this Proxy Statement.

Pierre Laflamme has served as one of our directors since February 2001, and as our deputy chairman since June 2005. Since July 2003, he has been engaged in international consultancy works and also participated in developing new residential housing concepts and projects. Since April 2007, he is a member of the board of Capital BLF Inc., a Capital Pool Company in Canada. He was the president and chief operating officer of SGF Tech Inc. from January 2000 to July 2003. Before that, he was the vice president of high technology investments of Société Génerale de Financement du Québec from 1997 to 2000. He was the senior vice president of Solidarity Fund from 1996 to 1997 and a deputy minister of the Quebec Prime Minister’s Department from 1994 to 1996. Mr. Laflamme holds a bachelor’s degree in Architecture from Université de Montréal.

Chao-Jung Tsai has served as one of our directors since November 2004. Mr. Tsai was a director of ChipMOS TECHNOLOGIES INC. from January 2001 to December 2005, as a representative of Siliconware Precision Industries Co., Ltd., where he has been a director since June 2005 and served as a supervisor from June 2002 to June 2005. He has also been a supervisor of Phoenix Precision Technology Co. Ltd. since June 2005. He was previously president of Grand Cathay Securities Co., Ltd. and assistant vice president of China Trust Commercial Bank Co., Ltd. Mr. Tsai received his bachelor’s degree in statistics from National Cheng Kung University and master’s degree in management of technology from National Chiao Tung University in Taiwan. He holds Taiwan CPA and CFA licenses.

Takaki Yamada was appointed by our Board of Directors on July 10, 2006 to fill the vacancy resulting from the death of Mr. Tadao Higashi. Mr. Yamada is currently the president of OKI Semiconductor Manufacturing Company and assistant operation officer of OKI Semiconductor Group. He joined OKI Semiconductor Group after graduating from Tokyo Keizai University in Japan, where he received a bachelor’s degree in business administration. He was also the vice president of OKI Semiconductor Manufacturing Company from April 2004 to March 2006.

The Board of Directors recommends a vote FOR the election of each of Pierre Laflamme, Chao-Jung Tsai and Takaki Yamada to the Board of Directors to hold office for a term ending at the annual general meeting of shareholders to be held in 2010.

Directors Continuing in Office

Set forth below is information regarding the directors of the Company continuing in office, which was furnished by them for inclusion in this Proxy Statement.

Shih-Jye Cheng has served as one of our directors and chief executive officer since our inception. He was our deputy chairman from our inception to May 2004 and became our chairman in May 2004. He has also served as a director and president of ChipMOS TECHNOLOGIES INC. since 1997, the chairman of ChipMOS TECHNOLOGIES INC. since June 2003, the chairman of ThaiLin Semiconductor Corp. since 2002 and a director of Syntax-Brillian Corporation since November 2005. He was the chairman of ChipMOS TECHNOLOGIES (Shanghai) LTD. from 2002 to June 2005, the chairman of CHANTEK ELECTRONIC CO., LTD. from 2002 to November 2005, the chairman of ChipMOS Logic TECHNOLOGIES INC. from January 2004 to November 2005, the chairman of Advanced Micro Chip Technology Co., Ltd. from 2003 to April 2004 and a director of Ultima Electronics Corp. from 2000 to June 2003. He was a division head of the back-end operation of Mosel Vitelic Inc. from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University. Mr. Cheng is currently under indictment of the Taipei District Prosecutor’s Office for matters in relation to the purchase by ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. of certain repurchase notes in 2004. For more information, please see our Annual Report on Form 20-F for the year ended December 31, 2006 under Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The ongoing criminal investigation involving Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline.

Antonio R. Alvarez has served as a director of our company since July 2005. Mr. Alvarez has been the president and chief executive officer, and a director of Leadis Technology Inc. since November 2005. He was senior vice president and general manager of the memory products division of Cypress Semiconductor Corporation from 1998 to July 2005, and senior vice president of research and development from 1991 to 2001. He holds master’s and bachelor’s degrees in electrical engineering from Georgia Institute of Technology, where he is a member of the advisory board of the Electrical Engineering Department. He is a member of the Institute for Electrical and Electronic Engineers.

Rong Hsu has served as a director of our company since July 2005. Mr. Hsu has been the vice president of Spatial Photonics Inc. since May 2006. He was a founder of eLCOS Microdisplay Technology Group where he was the president from April 2001 to December 2005, senior director of operations at Aurora Systems Co. from 1999 to March 2001, director of manufacturing for micro-display systems and testing at S-Vision Co. from 1996 to 1999, manager of manufacturing at nCHIP Co. from 1991 to 1996, research engineer at Lawrence Livermore National Laboratory from 1988 to 1991 and senior engineer at Intel Corporation from 1982 to 1988. He has a doctorate degree in material engineering from the University of Maryland, a master’s degree in material science from Brown University and a bachelor’s degree in mechanical engineering from National Taiwan University. He is a founding member and senior advisor of the Chinese American Semiconductor Professional Association.

Hsing-Ti Tuan has served as one of our directors since August 2000. Mr. Tuan currently is the executive vice president and the deputy chairman of ProMOS Technologies Inc. Mr. Tuan has served as a director of ProMOS Technologies Inc. since 1997. He has been the president of Mosel Vitelic Corp., USA since 1994. He was the acting president of Mosel Vitelic Inc. from November 2004 to December 2005 and previously served as the executive vice president of their research and development division. He was also the vice president of Mosel Vitelic Inc. from 1992 to 1996. Mr. Tuan also serves as a director of Mosel Vitelic Inc. and SyncMOS Technology International. Mr. Tuan holds a master’s degree in electrical engineering from Utah State University and a bachelor’s degree in electrical engineering from National Cheng Kung University in Taiwan.

Yeong-Her Wang has served as one of our directors since July 2004. He has been a professor in the Department of Electrical Engineering of National Cheng Kung University since 1992. He was also an associate dean of the College of Engineering between 1999 and 2003, chairman of the Department of Electrical Engineering between 1996 and 1999, associate director of the Department of Electrical Engineering between 1993 and 1996 and director of the Electrical Factory, College of Engineering of National Cheng Kung University between 1995 and 1996. Mr. Wang holds Ph.D., master’s and bachelor’s degrees from National Cheng Kung University in Taiwan.

Shou-Kang Chen has served as one of our directors since June 2005. He has served as our chief financial officer, investor relations officer and head of the finance division of ChipMOS TECHNOLOGIES INC. since 2002. He was the head of our strategy development department from 2000 to 2001. He was the department head of the quality lab of ChipMOS TECHNOLOGIES INC. from 1998 to 2000. Mr. Chen holds a bachelor’s degree in mining and petroleum engineering and a master of science degree and a Ph.D. degree from the graduate school of mining, metallurgy and material science of National Cheng Kung University in Taiwan.

Board of Directors’ Meetings and Committees

Board of Directors’ Meeting

Our Board of Directors held 6 meetings during the year ended December 31, 2006.

Audit Committee

Pierre Laflamme, Rong Hsu and Yeong-Her Wang are currently the members of our Audit Committee. Under our audit committee charter adopted on February 28, 2001 and amended on May 14, 2004 and December 21, 2004, our Audit Committee :

•

is directly responsible for the appointment, compensation, retention and oversight of the work of our external auditors or any other public accounting firm engaged for the purpose of preparing or issuing an audit report or to perform audit, review or attestation services;

•	oversees our accounting principles and policies, financial reporting and internal control over financial reporting, internal audit controls and procedures, financial statements and independent audits;

•

meets with management, our external auditors and, if appropriate, the head of the auditing department to discuss audited financial statements, audit reports or other communications, including, without limitation, any audit problems or difficulties relating to our financial statements, any major issues regarding accounting principles and the adequacy of our internal control over financial reporting;

•	pre-approves, or adopts appropriate procedures to pre-approve all audit and non-audit services, if any, provided to us by our external auditors;

•

establishes our internal complaints procedure for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission thereof by our employees;

•	evaluates the independence of and discuss with management the timing and process for implementing the rotation of the audit partners of the outside auditors; and

•	reviews and approves all our related party transactions.

Set forth below is the report of the Audit Committee delivered with respect to the financial statements of the Company for the year ended December 31, 2006.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

AUDIT COMMITTEE REPORT

The role of the Audit Committee is to assist the Board of Directors in its oversight of (i) the Company’s accounting and financial reporting principles and policies, internal audit controls and procedures and compliance with legal and regulatory requirements; (ii) the integrity of the Company’s financial statements and the independent audit thereof; and (iii) the external auditors, including evaluating the qualifications, independence and performance of and, where deemed appropriate, the replacement of the external auditors. The function of the Audit Committee is oversight. The management of the Company is responsible for the preparation, presentation and integrity of the Company’s financial statements and for the effectiveness of internal control over financial reporting. Management and the internal auditing department are responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Company’s annual financial statements, reviewing, if requested, the Company’s interim financial statements, annually auditing management’s assessment of the effectiveness of internal control over financial reporting, and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Company and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence.

In the performance of its oversight function, the Committee has considered and discussed the audited financial statements with management and the external auditors. The Committee has also discussed with the external auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. Finally, the Committee has received the written statement from the external auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and confirmations from management with respect to non-audit services provided by the auditors, has considered whether the provision of non-audit services by the external auditors to the Company is compatible with maintaining the auditor’s independence and has discussed with the auditors the auditors’ independence.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the external auditors. Accordingly, the Audit Committee’s oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal control and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee’s considerations and discussions referred to above do not assure that the audit of the Company’s financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Company’s auditors are in fact “independent.”

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Committee referred to above and in the Charter, the Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 to be filed with the Securities and Exchange Commission.

SUBMITTED BY THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.

Rong Hsu

Pierre Laflamme

Yeong-Her Wang

May 29, 2007

Compensation Committee

Antonio R. Alvarez, Pierre Laflamme and Yeong-Her Wang are currently the members of our Compensation Committee. Our Compensation Committee is responsible for reviewing and recommending to our Board of Directors the compensation of all our directors and executive officers on at least an annual basis.

Our Compensation Committee was established on February 28, 2001.

Compensation of Directors and Executive Officers

The aggregate compensation paid in 2006 to our directors and our executive officers, including cash and share bonuses, was approximately NT$119 million (approximately US$4 million). In 2006, we granted options to purchase 560,000 of our Common Shares to our directors and executive officers as set forth in the table below. These options will vest over a period of four to five years, with an equal proportion vesting on each of August 31, 2006, 2007, 2008, 2009 and 2010.

Number of shares issuable upon exercise of options	Expiration date	Exercise price		Consideration paid for options granted
560,000	August 31, 2012	US$	5.1425	None

We did not set aside any money for pension, retirement or similar benefits for our directors in 2006. We do not provide our directors with any benefits upon termination of employment.

Nominations Committee

Yeong-Her Wang, Rong Hsu and Pierre Laflamme are currently the members of our Nominations Committee. Under our nominations committee charter adopted on August 26, 2005, our nominations committee:

•

identifies individuals qualified to become members of the Board of Directors, selects or recommends nominees to the Board of Directors and, in the case of a vacancy of a director, recommends to the Board of Directors an individual to fill such vacancy;

•	develops and recommends to the Board of Directors standards to be applied in making determinations as to the absence of material relationships between us and a director;

•	identifies members of the Board of Directors qualified to fill vacancies on any committee thereof and recommends the appointment of the identified member(s) to the respective committee;

•	assists our management in the preparation of the disclosure in our annual proxy statement regarding the operations of the nominations committee; and

•

performs any other duties or responsibilities expressly delegated to the nominations committee by the Board of Directors from time to time relating to the nomination of members of the Board of Directors and any committee thereof.

Our Nominations Committee was established on May 14, 2004.

Executive Officers

The following table sets out the name of each executive officer, and such person’s age and position with the Company. The business address for our executive officers is 11F., No. 3, Lane 91, Dongmei Road, Hsinchu, Taiwan, Republic of China.

Name	Age	Position
Shih-Jye Cheng	49	Chairman /Chief Executive Officer

Shou-Kang Chen	46	Chief Financial Officer

Adam Hsien	48	Acting President of ChipMOS TECHNOLOGIES (Shanghai) LTD.

Lafair Cho	45	President of ThaiLin Semiconductor Corp.

Robert Shen	57	President of ChipMOS U.S.A., Inc.

Jessie Lin	42	Vice President, Quality, Reliability & Assurance Center

Joyce Chang	46	Vice President, LCDD Production Group

Michael Lee	42	Vice President, Wafer Sort Business Unit

Ivan Hsu	41	Vice President, Memory Production Group

Robert Tsai	48	Vice President, Information Technology Management

F.J. Tsai	49	Vice President, Business Operation Management Center

Jesse Huang	41	Vice President, Assembly Production Group

Shih-Jye Cheng. See “—Proposal No. 1 Election of Director—Directors Continuing in Office.”

Shou-Kang Chen. See “—Proposal No. 1 Election of Director—Directors Continuing in Office.”

Adam Hsien has served as the acting president of ChipMOS TECHNOLOGIES (Shanghai) LTD. since September 2006 and vice president since July 2006. He was executive vice president of Camtech Optronics Inc. from 2004 to 2006 and the director of the bumping operation division of He Jian Technology Inc. in Suzhou from 2003 to 2004. Mr. Hsien received a bachelor’s degree in electrical engineering from Feng Chia University in Taiwan.

Lafair Cho has served as ThaiLin Semiconductor Corp.’s president since December 1, 2003 and a director since December 30, 2002. He was vice president of ThaiLin Semiconductor Corp. from February 1, 2003 to November 30, 2003. He has also served as vice president of the memory production group of ChipMOS TECHNOLOGIES INC. from July 2003 to August 2004 and as a director of ChipMOS TECHNOLOGIES INC. since October 2003. He served as a deputy assistant vice president of the IC testing division of ChipMOS TECHNOLOGIES INC. from April 2000 to December 2001 and as an assistant vice president of the IC testing division of ChipMOS TECHNOLOGIES INC. from January 2002 to January 2003. He served as manager of production material control of Mosel Vitelic Inc. from 1993 to 1997. He holds a master’s degree in industrial management from National Cheng Kung University in Taiwan.

Robert Shen has served as the president of ChipMOS U.S.A., Inc. since June 2005. He served as vice president of worldwide operations for Integrated Silicon Solution, Inc. from 1992 to 2005 and vice president for Atari (USA) Corp. from 1986 to 1992. He received a bachelor’s degree in industrial engineering from Tunghai University in Taiwan and an MBA from Northwestern Polytechnic University in the USA.

Jessie Lin has served as ChipMOS TECHNOLOGIES INC.’s vice president of quality, reliability and assurance center since June 2004. She was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2002 to 2004 and deputy assistant vice president of ChipMOS TECHNOLOGIES INC. from 2000 to 2002. Ms. Lin received a master’s degree in industrial engineering from Chung Yuan Christian University in Taiwan.

Joyce Chang has served as ChipMOS TECHNOLOGIES INC.’s vice president of LCD Driver production group since June 2004. She was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2002 to 2004 and manager of ChipMOS TECHNOLOGIES INC. from 2000 to 2002. Ms. Chang received a bachelor’s degree from Chung Yuan Christian University in Taiwan.

Michael Lee has served as ChipMOS TECHNOLOGIES INC.’s vice president of wafer sort business unit since June 2004. He was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2003 to 2004 and assistant vice president of King Yuan ELECTRONIC CO., LTD. from 2000 to 2003. Mr. Lee received a master’s degree from National Chiao Tung University in Taiwan.

Ivan Hsu has served as ChipMOS TECHNOLOGIES INC.’s vice president of memory production group since December 2004. He was ChipMOS TECHNOLOGIES INC.’s assistant vice president from 2003 to 2004 and deputy assistant vice president from 2002 to 2003. Mr. Hsu received a bachelor’s degree from Feng Chia University in Taiwan.

Robert Tsai has served as ChipMOS TECHNOLOGIES INC.’s vice president of information technology management center since October 2005. He was ChipMOS TECHNOLOGIES INC.’s assistant vice president from 2003 to September 2005 and deputy assistant vice president from 2002 to 2003. Mr. Tsai received a bachelor’s degree from Soochow University in Taiwan.

F.J. Tsai has served as ChipMOS TECHNOLOGIES INC.’s vice president of business operation management center since November 2005. He was the president of CHANTEK ELECTRONIC CO., LTD. from 2003 to 2005. He also served as an assistant vice president of the strategy development center of ChipMOS TECHNOLOGIES INC. from 1998 to 2003. He received a master’s degree in business administration from National Sun Yat-Sen University in Taiwan.

Jesse Huang has served as ChipMOS TECHNOLOGIES INC.’s vice president of assembly production group since April 2007. He was the assistant vice president of assembly engineering division formerly. He received a bachelor’s degree in Physics from Soochow University in Taiwan.

Major Shareholders

The following table sets out certain information as of March 31, 2007, except as set forth below, regarding the ownership of our Common Shares by (1) each person known to us to be the owner of more than five percent of our Common Shares and (2) the total amount owned by our directors and executive officers as a group.

Identity of person or group	Number of shares owned	Percent Owned
Mosel Vitelic Inc.(1)(2)	19,203,009	23.2%
Siliconware Precision Industries Co., Ltd.(3)	12,174,998	14.7%
Highbridge International LLC(4)	11,253,196	13.6%
Directors and executive officers, as a group(5)	1,062,958	1.3%

(1)

Mosel owned 18,971,318 shares indirectly through Giant Haven Investments Limited, and 231,691 shares indirectly through Mou-Fu Investment Ltd. Mosel Vitelic Inc. is a public company listed on the Taiwan Stock Exchange whose largest known shareholder owned less than 4.3% of Mosel’s outstanding shares as of April 20, 2007.

(2)	Excludes shares owned by PacMOS Technologies Holdings Limited, or PacMOS, that may be beneficially owned by Mosel.
(3)

Siliconware Precision Industries Co., Ltd. Owned 12,174,998 Common Shares as of April 4, 2007, according to the Schedule 13D filed by Siliconware Precision Industries Co., Ltd. on April 4, 2007. For more information, please see our Annual Report on Form 20-F for the year ended December 31, 2006 under Item 4—Information on the Company—Our Structure and History—ChipMOS TECHNOLOGIES INC.

(4)

Highbridge International LLC beneficially owned our 2004 notes and 2006 notes, which are convertible into an aggregate of 11,253,196 of our Common Shares at a conversion price of US$6.28 and US$6.85, respectively, as of February 13, 2007, according to the Schedule 13G/A filed by Highbridge International LLC, Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge Master L.P., Highbridge GP, Ltd., Highbridge GP, LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca on February 13, 2007. As of April 30, 2007, none of the 2004 notes and 2006 notes beneficially owned by Highbridge International LLC had been converted into our Common Shares.

(5)

Excludes Mosel’s beneficial ownership of our Common Shares which may be considered to be beneficially held by some of our directors or officers. Includes shares held by certain family members of certain directors.

As of December 31, 2006, approximately 68% of our Common Shares were held of record by shareholders located in the United States. All holders of our Common Shares have the same voting rights with respect to their shares.

Proposal No. 2. Reappointment of Independent Auditors

We are submitting a proposal to have Moore Stephens, Hong Kong reappointed as our independent auditors for shareholder approval at the Annual General Meeting as required by Bermuda law and proposing that the Board of Directors be authorized to determine their remuneration.

A representative of Moore Stephens, Hong Kong, will be present at the Annual General Meeting and will be available to respond to appropriate questions from shareholders.

If the appointment of Moore Stephens, Hong Kong, is not approved by the shareholders, Moore Stephens, Hong Kong, as our independent auditor prior to the Annual General Meeting, will nevertheless remain our independent auditor until another independent auditor is appointed by the shareholders or until they resign from such position.

Audit Fees

The table below summarizes the aggregate fees that we paid or accrued for services provided by Moore Stephens for the years ended December 31, 2005 and 2006.

	2005		2006
	(In thousands)
Audit Fees	NT$	6,199	NT$	7,202
Audit Related Fees		3,936		3,259
Tax Fees		—		—
All Other Fees		—		—

Total	NT$	10,135	NT$	10,461

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. For 2005, this category primarily includes the review of our financial statements contained in the registration statement on Form F-3 filed on December 9, 2005 and the audit of our financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2005. For 2006, this category primarily includes the review of our financial statements contained in the offering memorandum used in connection with the offering of our 2006 notes and the audit of our financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2006.

Audit-Related Fees. This category includes fees reasonably related to the performance of the audit or review of our financial statements and not included in the category of Audit Fees (described above). For both 2005 and 2006, this category primarily includes the review of the effectiveness of our internal control over financial reporting.

All non-audit services are pre-approved by our Audit Committee on a case-by-case basis. Accordingly, we have not established any pre-approval policies and procedures.

All audit services that Moore Stephens was engaged to carry out after May 6, 2003, the effective date of revised Rule 2-01(c) (7) of Regulation S-X entitled “Audit Committee Administration of the Engagement” on strengthening requirements regarding auditor independence, were pre-approved by the Audit Committee.

The Board of Directors recommends a vote FOR the appointment of Moore Stephens, Hong Kong, as our independent auditors to hold office until the next annual general meeting and authorize the Board to determine their remuneration.

OTHER MATTERS

Other Matters

At the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Annual General Meeting. If other matters properly come before the Annual General Meeting, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.

2008 Annual General Meeting

The Company hereby notifies its shareholders that the annual general meeting for 2008 shall be held on the last Friday in August that is a business day in New York, Taipei and Bermuda, unless otherwise determined by the Board of Directors.

Shareholder Proposals for 2008 Annual General Meeting

As a foreign private issuer, the Company is not subject to Regulation 14A under the U.S. Securities Exchange Act of 1934, including Rule 14a-8 thereunder. As a result, any shareholder wishing to present proposals for inclusion in the proxy materials to be distributed by us in connection with our 2008 Annual General Meeting must comply with the provisions of our Bye-Law 46 and applicable Bermuda law.

In accordance with our Bye-Law 46, in order to be properly brought before the 2008 Annual General Meeting, a shareholder or shareholders qualified to propose a matter must deliver notice of the matter the shareholder wishes to present to the Secretary of the Company at 11F., No. 3, Lane 91, Dongmei Road, Hsinchu, Taiwan, Republic of China, not less than 75 nor more than 90 days prior to the date of the 2008 Annual General Meeting; provided, however, that if the date of the 2008 Annual General Meeting is first publicly announced or disclosed (in a public filing or otherwise) less than 85 days prior to the date of the 2008 Annual General Meeting, such advance notice shall be given not more than ten days after such date is first so announced or disclosed. Any shareholder who gives notice of any proposal shall deliver the proposal to the Secretary of the Company with a brief statement in writing of the reasons why he or she favors the proposal. Information as to such shareholder’s name and address, the number of Common Shares of the Company beneficially owned by such shareholder and any material interest of such shareholder in the proposal (other than as a shareholder) shall also be provided. Any shareholder who wishes to nominate a person to be elected as a director shall deliver with such notice a statement in writing setting forth the name of the person to be nominated, the number of Common Shares of the Company beneficially owned by such person, such person’s signed consent to serve as a director if elected, such shareholder’s name and address and the number of Common Shares of the Company beneficially owned by such shareholder.

The Companies Act 1981 of Bermuda provides that the Company, on the requisition in writing of shareholders of record representing either: (a) five percent of the total voting rights of all shareholders eligible at the date of the requisition to vote at the general meeting of the Company, or (b) not less than one hundred registered shareholders, is required to give to shareholders of the Company entitled to receive notice of the next annual general meeting any resolution which may be properly moved at that meeting; or circulate to shareholders of the Company entitled to have notice of any general meeting, a statement with respect to any matter referred to in a proposed resolution at that meeting. The requisition must be signed by the requisitionists and must be deposited at the registered office of the Company, in the case of requisition requiring notice of resolution, at least six weeks before the annual general meeting; and in the case of any other requisition, not less than one week prior to the meeting. In each case, the shareholders proposing the requisition must deposit with the Company funds reasonably sufficient to meet the Company’s expenses.

By Order of the Board of Directors,

Yu-Chiao Su
Secretary

Hsinchu, Taiwan

Dated: July 16, 2007

Exhibit 1.3

Dear Shareholders,

The year 2006 set a milestone for business growth for ChipMOS. Despite the cyclical industry environment in 2006, we generated the highest net revenue and net income in our history. Our net revenue was US$625 million in 2006, a 34% increase from US$467 million in 2005. Our net income under ROC GAAP was US$65 million (US$0.95 per basic common share) in 2006, compared to US$28 million (US$0.42 per basic common share) in 2005, and our gross margin was 30% in 2006, compared to 26% in 2005. We also achieved seven consecutive quarters of record net revenue.

Our DRAM business was our major growth driver in 2006. Despite the weak demand for personal computers in 2006, we benefited from the transition to DDR II SDRAM and generated a 21% net revenue growth for our DRAM testing and assembly services from 2005 to 2006. We also successfully grew our flash business in 2006 by further extending business relationships with leading NOR flash players in the United States and Taiwan. In 2006, net revenue derived from flash testing and assembly services accounted for approximately 15% of our net revenue, and we currently are expecting our flash business to account for approximately 20% of our total net revenue in 2007. Net revenue from our LCD and other flat-panel display driver semiconductor testing and assembly services business grew 43% from 2005 to 2006, primarily as a result of an increase in overall end market demand as well as the growth of our market share.

In 2006, we continued to benefit from our long-term agreements with our DRAM and LCD driver customers. In addition, we successfully entered into a long-term agreement with a new customer for mixed-signal semiconductor assembly services. This new customer, who is based in the United States, is a well-known global semiconductor solution supplier for PC peripheral applications. We believe this agreement can help utilize excess capacity that we expect to result from the expected decrease in demand for DDR I assembly services.

Looking ahead to 2007, we expect our flash business to continue to grow under the long-term agreements with our flash customers. The LCD driver business faced a quick down cycle in the first quarter of 2007, but started to rebound in April. Our driver IC business picked up very well in the second quarter. We currently expect tighter capacity in the second half of 2007.

Our DRAM business has been our most challenging business in 2007, primarily because of the drastic decline of DDR II SDRAM prices (more than 70%) in the market that occurred early this year. As a result of customer pressure, we reduced the prices of our DRAM assembly and testing services in April. Although our prices have declined, we have been able to maintain relatively high levels of capacity utilization rates for DRAM testing and assembly services (both higher than 80%), primarily due to increased unit output from DRAM makers. However, if the market prices for DRAM products continue to fall, our DRAM testing and assembly capacity utilization rates will be adversely affected. In light of the potential risk of overcapacity, we have currently put on hold our planned investments for DRAM assembly and testing capacity. We understand that some DRAM makers have also started either to control their capacity expansion or to switch their DRAM capacity for flash production, and we hope that decreased DRAM supply may improve the pricing environment going forward. Until the market environment improves, however, we will continue to carefully and conservatively allocate our capital expenditures and rearrange our product mix to maximize our capacity utilization rates to the extent possible.

We are currently undertaking a number of initiatives to make ChipMOS more attractive to the investor community. The most important initiative has been to seek to acquire 100% of ChipMOS Taiwan, our primary operating subsidiary, and thereby significantly reduce the minority interest we need to account for before reporting net income. We completed the first stage of this process in March 2007 with the completion of the share purchase and subscription transaction with Siliconware Precision Industries Co., Ltd. (SPIL) through which we increased our shareholding in ChipMOS Taiwan to 99.14%. We hope to complete a share swap with the remaining shareholders of ChipMOS Taiwan in the coming months so that we will then own 100% of ChipMOS Taiwan. Second, now that we have significantly expanded our net revenue, we intend to focus more on improving our free cash flow. With cautious investment control, we are very happy to see, on an unaudited basis, US$9 million of positive free cash flow generated in the first quarter of 2007 under ROC GAAP (US$6 million under US GAAP). With the substantial reduction in our minority interest we are optimistic that our free cash flow will further increase in the following quarters. Third, we plan to use a portion of the cash generated from our operations to pay down our debt in order to decrease our debt ratio and increase our return on invested capital.

On behalf of the Board of Directors, we would like to extend our sincere appreciation to our shareholders, employees, customers and business associates for their continued support over the years.

Sincerely
Shih-Jye Cheng
Chairman